Exhibit 99.1

Sphere 3D Reports Second Quarter 2022 Financial Results and Operational Updates

TORONTO, Ontario, Canada, August 12, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (NASDAQ: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, is pleased to announce financial results for quarter ended June 30, 2022.

CEO Comments

"During the second quarter we remained focused on energizing our miners, optimizing operations, and navigating the transition into bitcoin mining.  Like most miners in the industry, we have been affected by market volatility, but have continued to onboard more miners with our hosting partners and scale our mining operations during the quarter."

"We continue to increase our bitcoin holdings and with our conservative approach to maintaining our balance sheet - I believe we are positioned to grow." Said Patricia Trompeter, CEO of Sphere 3D"

"We will continue to prioritize transparency with our shareholders and have expanded disclosures to include monthly investor reports that provide our mining production totals as well as insights into the operations of the Company.  As Sphere 3D grows, we will continue to share relevant news while adhering to all SEC and Nasdaq disclosure regulations.

"I am grateful for your ongoing support as we reposition Sphere 3D and am looking forward to the second half of 2022."

Second Quarter FY 2022 Highlights:

• The Company recorded revenues of $1.9 million during the quarter, including digital mining revenues of $1.2 million from production of 37.1 bitcoin, compared with revenues of $0.9 million in the prior-year period.

• The company mined 37.1 bitcoin in the quarter ended June 30, 2022, bringing the total holdings to 55.26 at quarter close due to the energization of additional miners. We continue to employ a HODL strategy only liquidating when needed for additional working capital.

• The Company continued to strengthen its management team as follows:

- Patricia Trompeter took over as Sphere 3D's CEO on April 5th

- Kurt Kalbfleisch finalized an employment agreement as CFO

- Duncan McEwan became Chairman of the Board

- Timothy Hanley, Veteran Finance Executive, was added to the Sphere 3D Board of Directors

Second Quarter FY 2022 Financial Results:

• The Company recorded revenues of $1.9 million during the quarter, including digital mining revenues of $1.2 million from production of 37.1 bitcoin, compared with revenues of $0.9 million in the prior-year period.

• Operating costs and expenses for the quarter totaled $17.3 million, compared to $4.4 million for the second quarter of 2021. The increase in operating costs and expenses is primarily attributable to depreciation and amortization of $7.5 million, compared to $0.2 million for the second quarter of 2021, higher general and administrative expenses of $7.8 million in the second quarter of 2022 compared to $3.2 million for the same period in 2021 relating to management turnover and start-up costs associated with scaling our bitcoin mining operations.

• In connection with the termination of the Merger Agreement with Gryphon Digital Mining on April 4, 2022, the Company incurred a loss on the forgiveness of outstanding notes totaling $13.1 million during the quarter.

• Impairment of investments was $12.4 million and nil for the second quarter of 2022 and 2021, respectively. The increase of $12.4 million was due to impairment losses recognized on our Filecoiner investments. The fair value of these investments was impacted by the decrease in the price of Filecoin since the time of the investments resulting in an impairment.

• The Company recorded a net loss of $40.7 million, or $0.62 per share, during the quarter, compared to a net loss of $3.1 million, or $0.19 per share, for the second quarter of 2021.

Six Months Ended June 30, 2022, Financial Results:

• The Company recorded revenues of $3.3 million during the first six months of 2022, including digital mining revenues of $2.0 million from production of 55.3 bitcoin, compared with revenues of $1.8 million in the prior-year period.

• Operating costs and expenses for the first six months of 2022 totaled $33.8 million, compared to $6.7 million for the first six months of 2021. The increase in operating costs and expenses is primarily attributable to depreciation and amortization of $13.8 million compared to $0.3 million in the first six months of 2021, higher general and administrative expenses of $16.8 million in the first half of 2022 compared to $4.3 million for the same period in 2021 relating to management turnover and start-up costs associated with scaling our bitcoin mining operations.

• In connection with the termination of the Merger Agreement with Gryphon Digital Mining on April 4, 2022, the Company incurred a loss on the forgiveness of outstanding notes totaling $13.1 million during the first six months of 2022.

• Impairment of investments was $12.4 million and nil for the first six months of 2022 and 2021, respectively. The increase of $12.4 million was due to impairment losses recognized on our Filecoiner investments. The fair value of these investments was impacted by the decrease in the price of Filecoin since the time of the investments resulting in an impairment.

• Net loss available to common shareholders for the first six months of 2022 was $55.3 million, or a net loss of $0.85 per share, compared to a net loss available to common shareholders of $5.6 million, or a net loss of $0.44 per share, in the first six months of 2021.

Corporate Financial Strategy

The Company has been actively exploring options for financing the balance of miners comprising the unfunded miners acquired from Bitmain as announced in September 2021.  Based on current market conditions and the multiple financing options explored, the Company has determined that it will not take on long-term debt or initiate an equity raise to fund the purchase of additional miners in 2022.  It was determined prudent to maintain a conservative capital strategy and remain debt-free until market conditions improve.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D is dedicated to increasing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D

Investor.relations@sphere3d.com

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Revenues:
Digital mining revenue	$1,211	$-	$1,958	$-
Service and product revenue	710	894	1,335	1,834
Total revenues	1,921	894	3,293	1,834

Operating costs and expenses:
Cost of digital mining revenue	619	-	974	-
Cost of service and product revenue	341	406	700	821
Sales and marketing	264	407	495	711
Research and development	139	269	253	506
General and administrative	7,788	3,197	16,757	4,302
Depreciation and amortization	7,485	157	13,849	311
Impairment of digital assets	679	-	770	-
Total operating expenses	17,315	4,436	33,798	6,651
Loss from operations	(15,394)	(3,542)	(30,505)	(4,817)
Other income (expense):
Forgiveness of note receivable	(13,145)	-	(13,145)	-
Impairment of investments	(12,429)	-	(12,429)	-
Interest expense	-	(6)	-	(515)
Interest and other income, net	281	667	745	79
Net loss	(40,687)	(2,881)	(55,334)	(5,253)
Dividends on preferred shares	-	169	-	362
Net loss available to common shareholders	$(40,687)	$(3,050)	$(55,334)	$(5,615)

Net loss per share:
Basic and diluted	$(0.62)	$(0.19)	$(0.85)	$(0.44)
Shares used in computing net loss per share:
Basic and diluted	66,148,147	15,990,564	65,001,147	12,724,287

SPHERE 3D CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30, 2022	December 31, 2021
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$10,724	$54,355
Digital assets	962	-
Accounts receivable, net	193	181
Notes receivable	339	1,859
Other current assets	37,405	22,027
Total current assets	49,623	78,422
Notes receivable	3,665	11,988
Investments	7,520	19,949
Mining equipment, net	8,484	-
Intangible assets, net	51,898	63,017
Other assets	109,295	102,548
Total assets	$230,485	$275,924
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$4,092	$5,208
Other long-term liabilities	1,106	1,090
Total shareholders' equity	225,287	269,626
Total liabilities and shareholders' equity	$230,485	$275,924